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VIA EDGAR
John Ganley, Esq.
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:	BlackRock Senior Floating Rate Fund, Inc. (the "Fund")

Dear Mr. Ganley:

     We received your written comments on December 21, 2010 to the registration statement on Form N-2 filed on November 17, 2010 (Nos. 333-170658 and 811-5870) (the "Registration Statement") pursuant to the Securities Act of 1933 (the "Securities Act") and the Investment Company Act of 1940.

     The Fund has considered your comments and have authorized us to make the responses and changes discussed below to the Registration Statement. These changes have been reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which accompanies this letter and is marked to show the changes made in response to your comments, as well as other changes made to the Registration Statement since the initial filing. All changes were conformed throughout the Registration Statement, where applicable.

     For ease of reference, we have included your comments below followed by our responses. All capitalized terms not defined herein are defined in the Registration Statement. All page numbers referenced in this letter are page numbers in the Registration Statement as filed on November 17, 2010.

Comments

Comment 1: Investment Objective and Policies (Page 4).

The fourth bulleted paragraph, captioned "Unsecured Loans and Short-Term Investments," states that "[g]enerally the Master LLC invests at least 80% of its assets in senior collateralized corporate loans." In order to make this policy consistent with Rule 35-1 under the Investment Company Act of 1940, please revise the term "generally" to "under normal circumstances." Please also disclose in the prospectus that either (i) the policy is a fundamental policy, or (ii) the policy is non-fundamental and the fund will provide at least 60 days notice before changing it. See Rule 35d-l(a)(2)(ii) under the Investment Company Act.

Response: The term corporate loans is defined in the Registration Statement to mean "senior collateralized loans."

The description of the following investment policy has been revised throughout the Registration Statement: "Under normal market conditions, the Master LLC will invest at least 80% of an aggregate of (i) its net assets (including any proceeds from the issuance of preferred stock) and (ii) the proceeds of any outstanding borrowings for investment purposes in corporate loans that have floating or variable interest rates.

The above investment policy now states the following wherever it appears in the Registration Statement: "Under normal market conditions, the Master LLC will invest at least 80% of an aggregate of (i) its net assets (including any proceeds from the issuance of preferred stock) and (ii) the proceeds of any outstanding borrowings for investment purposes in senior collateralized corporate loans that have floating or variable interest rates."

The following non-fundamental investment restriction is disclosed under the section entitled “Investment Restriction” on page 25:

Additional non-fundamental investment restrictions adopted by each of the Fund and the Master LLC, which may be changed by the respective Board of Directors without shareholder approval, provide that neither the Fund nor the Master LLC may (i) mortgage, pledge, hypothecate or in any manner transfer, as security for indebtedness, any securities owned or held by the Master LLC except as may be necessary in connection with hedging techniques involving interest rate transactions, foreign currency swap transactions relating to non-U.S. dollar-denominated loans and permitted borrowings by the Master LLC or (ii) change its policy of investing, under normal circumstances, at least 80% of an aggregate of (a) its net assets (including any proceeds from the issuance of preferred stock) and (b) the proceeds of any outstanding borrowings for investment purposes, in senior collateralized corporate loans that have floating or variable interest rates, unless the Fund and the Master LLC provide their shareholders with at least 60 days' prior written notice of either such change.

Comment 2: Investment Objective and Policies (Page 4).

The last bulleted paragraph, captioned "Hedging Techniques," states that the Fund may engage in certain interest rate hedging transactions, such as swaps, caps or floors. Please consider the staff observations on derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. See http://www.sec.gov/divisions/investmentiguidance /ici073010.pdf.

Response: We have reviewed and updated the derivatives disclosure in the Registration Statement to ensure such disclosure is complete and accurate in light of the staff observations on derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. We added the following two sentences in the first paragraph of the section entitled “Interest Rate Hedging Transactions” on page 21:

“The Master LLC may also use other derivative instruments for hedging and risk management purposes or to enhance total return, including credit default swaps, forward contracts and futures. See “—Credit Default Swap Agreements” and “—Description of Corporate Loans” for additional information.”

Comment 3: Fee Table (page 11)

The paragraph after the end of the footnotes states that Merrill Lynch & Co., Inc. currently charges customers a processing fee of $5.35 for confirming purchases and repurchases. Also, the transfer agent charges a fee of $7.50 for redemption payments made by wire transfer and

$15 for redemption by check sent via overnight mail. Please include these charges in the fee table.

Response: The above fees have been included in the fee table; however, we respectfully disagree with your comments in Comment 3 above. The above fees are non-recurring fees that apply to only a limited number of shareholders based on their particular circumstances. Furthermore, these fees are not charged by the Fund and, in the case of processing fees charged by financial intermediaries, these fees are not charged by any party under an agreement with the Fund (note: the financial intermediaries are under an agreement with the Fund’s distributor).

Comment 4: Part C Other Information

For exhibit (1), you have referenced the legality opinion and consent of Brown & Wood filed on November 7, 1997 and the legality opinion and consent of Miles & Stockbridge filed on December 31, 2007 with respect to other registration statements of the Fund. Please provide new legality opinions and consents with respect to the present offering.

Response. A new legality opinion has been filed as Exhibit L to the Pre-Effective Amendment No. 1 to the Registration Statement.

     If you have any questions or comments or require any additional information in connection with the above, please telephone me at (212) 735-3406 or George Ching at (212) 735-3637.

Very truly yours,

/s/ Michael K. Hoffman
Michael K. Hoffman

cc:	George Ching